NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED STATES

ALIGNVEST ACQUISITION CORPORATION ANNOUNCES COMPLETION OF
$225,000,000 INITIAL PUBLIC OFFERING

Toronto, Ontario – June 24, 2015 – Alignvest Acquisition Corporation (“Alignvest Acquisition”) is pleased to announce the closing (the “Closing”) of its initial public offering (the “Offering”) of $225,000,000 of Class A Restricted Voting Units (the “Class A Restricted Voting Units”). Alignvest Acquisition has granted the underwriters of the Offering a 30-day option following the Closing to purchase up to an additional 3,375,000 Class A Restricted Voting Units, at a price of $10.00 each (the “Over-Allotment Option”). The proceeds from the distribution of the Class A Restricted Voting Units (along with the proceeds from any exercise of the Over-Allotment Option granted by Alignvest Acquisition) will be deposited into an escrow account and will only be released upon certain prescribed conditions, as further described in the final prospectus dated June 16, 2015.

Alignvest Management Corporation (“Alignvest”) is the sponsor of Alignvest Acquisition. Alignvest is an alternative investment management firm created with the founding principle of increasing alignment between asset managers and their clients.

Each Class A Restricted Voting Unit has an offering price of $10.00 per Class A Restricted Voting Unit and consists of one Class A Restricted Voting Share and one-half of a warrant (“Warrant”). Following the Qualifying Acquisition, as defined in the final prospectus, each Class A Restricted Voting Share will be automatically converted into one Class B Share and each whole Warrant will entitle the holder thereof to purchase one Class B Share of Alignvest Acquisition at an exercise price of $11.50, subject to the terms and conditions described in the final prospectus. Upon certain events, the Class A Restricted Voting Shares, forming part of the Class A Restricted Voting Units, will be redeemable by holders for a pro-rata portion of the escrow account, net of taxes payable and other prescribed amounts, as further described in the final prospectus.

The Class A Restricted Voting Units will commence trading today on the Toronto Stock Exchange under the symbol “AQX.UN”. The Class A Restricted Voting Units will separate into Class A Restricted Voting Shares and Warrants 40 days following the Closing of the Offering (or the next trading day, if the 40th day is not a trading day) and will trade under the symbols “AQX.A” and “AQX.WT”, respectively.

Concurrent with Closing, Alignvest purchased 740,250 Class B units of Alignvest Acquisition (“Class B Units”) and each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker purchased 21,150 Class B Units, in each case for a purchase price of $10.00 per Class B Unit, resulting in aggregate proceeds of $8,460,000 to Alignvest Acquisition. Each Class B Unit consists of one Class B Share and one-half of a Warrant.

When aggregated with existing positions owned by Alignvest Acquisition (assuming the separation of Class B Units into Class B Shares and Warrants), Alignvest owns 6,603,929 Class B Shares and 370,125 Warrants (which are not exercisable until 30 days after the completion of a qualifying acquisition), representing an approximate 87.5% interest in the Class B Shares and an approximate 21.98% of the total Class A Restricted Voting Shares and Class B Shares, assuming no forfeiture by Alignvest of any of its Class B Shares or any acquisition of additional Class B Units depending on the extent to which the Over- Allotment Option is exercised.

Alignvest’s position in Alignvest Acquisition was acquired for investment purposes. Alignvest is restricted from selling its Class B Shares and associated Warrants as described in the final prospectus. In addition to acquiring additional Class B Shares and associated Warrants if the Over-Allotment Option is exercised in full, Alignvest may purchase and/or sell any Class A Restricted Voting Units, Class A Restricted Voting Shares and/or Warrants from time to time, subject to applicable law. In connection with the Offering, and as sponsor to Alignvest Acquisition, Alignvest entered into certain material agreements, all as described in the final prospectus.

Alignvest’s registered office is located at 100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario, M5X 1C7.

The Class A Restricted Voting Units are being distributed by a syndicate of underwriters led by TD Securities Inc. and Cantor Fitzgerald & Co., and including BMO Nesbitt Burns Inc. and CIBC World Markets Inc.

Stikeman Elliott LLP is acting as Canadian legal counsel to Alignvest and Alignvest Acquisition, Osler, Hoskin & Harcourt LLP is acting as Canadian legal counsel to the underwriters, and Ellenoff Grossman & Schole LLP is acting as United States legal counsel to Alignvest, Alignvest Acquisition and the underwriters.

This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933. Copies of the final prospectus are available on SEDAR at www.sedar.com.

About Alignvest Acquisition Corporation

Alignvest Acquisition Corporation is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting a Qualifying Acquisition.

About Alignvest

Alignvest is an alternative investment management firm created with the founding principle of increasing alignment between asset managers and their clients. Alignvest was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions. Alignvest’s founding partners have committed to invest over $230 million of their personal capital into funds managed by Alignvest on a fully discretionary basis, with the capital subject to an investment period to 2024 and subject to full recyclability (including all gains) over the investment period. Alignvest is the parent company of three investment platforms: Alignvest Capital Management Inc., for its public market strategies, Alignvest Private Capital, for its direct private investments, and Alignvest Investment Management Corporation, which provides institutional quality, total portfolio management capabilities to asset owners. Alignvest is headquartered in Toronto, Ontario, with an additional office in London, UK. Alignvest and its investment platforms have over 30 partners and employees.

Visit Alignvest Management Corporation at www.alignvest.com.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects Alignvest’s and Alignvest Acquisition’s current expectations regarding future events. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Alignvest’s or Alignvest Acquisition’s control, that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, failure to complete the Offering and related transactions, and the factors discussed under “Risk Factors” in the final prospectus of Alignvest Acquisition dated June 16, 2015. Neither Alignvest nor Alignvest Acquisition undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sanjil Shah
Chief Financial Officer and Partner, Alignvest Management Corporation
Chief Financial Officer and Corporate Secretary, Alignvest Acquisition Corporation
(416) 360-8248 or sshah@alignvest.com